
GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and are partnered with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $1.7 Million for the feature film. Check it out and the potential investment opportunity at angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

invest.angel.com
Get Notified If the Investment Goes Live

[Learn more]

👍 ❤️ 😄 Debbie ... 1K Comments 1.2K Shares

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 **The Shift Film**
Sponsored ·

"From the beautiful production value to the importance of this story, I was blown away."
- Dallas Jenkins, Creator of The Chosen

➡️ If you would like to express your interest in investing in The Shift, head over to angel.com/theshift and let us know! If we do open up another round of crowdfunding, you'll be the first to know.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Express Interest in The Shift Movie

Learn more

😊❤️😂 Dawn G... 119 Comments 595 Shares

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The Shift Film
Sponsored ·

The Shift is a bold new movie that explores with grit and honesty the faith trials of believers.

Join 1,000s of supporters in bringing this faith-inspiring project to life: angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

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Back This Project
A man's encounter with th...

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Julie Brei... 11 Comments 17 Shares

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The Shift Film
Sponsored ·

"From the beautiful production value to the importance of this story, I was blown away."
- Dallas Jenkins, Creator of The Chosen

Click the link to express interest in investing in The Shift today: angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Binge Jesus.
AND I BELIEVE THIS GUY

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Express Interest in The Shift Movie

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Tara Leigh an... 15 Comments 20 Shares

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The Shift Film
Sponsored

"As a believer, I don't see myself in my favorite films."

The Shift will be the first feature film from Angel Studios, the same studio that brought you The Chosen.

➡️ If you would like to express your interest in investing in The Shift, head over to angel.com/theshift and let us know! If we do open up another round of crowdfunding, you'll be the first to know.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AND THEN HE MEETS THE
DEVIL HIMSELF,

invest.angel.com
Express Interest in The Shift Movie

Learn more

Jennifer ... 79 Comments 296 Shares

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The Shift Film
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and are partnered with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $1.7 Million for the feature film. Check it out and the potential investment opportunity at angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

ANGEL
N
E
W
S
THE
SHIFT

invest.angel.com
Express Interest in the Shift Film

Learn more

Like   Comment   Share











The Shift Film
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and are partnered with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $1.7 Million for the feature film. Check it out and the potential investment opportunity at angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

ANGEL
THE SHIFT

invest.angel.com

Express Interest in the Shift Film

Learn more

Like Comment Share



The Shift Film

Sponsored · 🌐

 

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and are partnered with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $1.7 Million for the feature film. Check it out and the potential investment opportunity at angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com

Express Interest in the Shift Film

Learn more

 Like    Comment    Share

 **The Shift Film**
 


"This is going to be terrific. These are the kinds of challenging, disruptive films we need more of." - The Chosen (Official Account)

This teaser trailer shows what we can do with very little money. Imagine what we'll do on the actual feature film with a proper budget.

➡️ If you would like to express your interest in investing in The Shift, head over to angel.com/theshift and let us know! If we do open up another round of crowdfunding, you'll be the first to know.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



THE SHIFT

angel.com/theshift

invest.angel.com
Express Interest in The Shift Film

[**Learn more**]

 Debbie Pa... 35 Comments 77 Shares

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 **The Shift Film**
Sponsored ·

The response to our unveiling of Liz Tabish (Mary Magdalene in The Chosen) as our first cast member was INCREDIBLE. Who's Next? How could we possibly top that? How about by introducing MULTIPLE cast members on our next livestream?

Plus: another huge announcement we can't wait to share! Join us LIVE Tuesday, September 20th at 6:30pm PT for the most game-changing Shift livestream yet. (Yes, that's a bold claim—we aim to make good on it.)

Get the latest update on The Shift at angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



TUE, SEP 20 AT 7:30 PM
Meet Our Newest Cast Members! (Yes, Plural)

Interested

 Jeffrey Harmon a...   22 Comments

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a film by BROCK HEASLEY

theSHIFT

The Shift Is Back!

LIVESTREAM
Friday February 18th - 2:30pm MST
THE SHIFT
2022 KICK-OFF
theSHIFT

Join their Livestream at 2:30pm MST

WATCH ON FACEBOOK

The Shift has returned for the start of 2022! The sci-fi faith-based film development is coming along thanks to the support of thousands of fans. And there is some exciting stuff coming up.

Writer and Director Brock Heasley will be sharing updates on what's going on right now with the film, a special behind-the-scenes featurette you do NOT want to miss (trust us), and some news on how you can support to help make The Shift a reality.

Don't miss out on 2022's The Shift Kick-Off!

Want to learn more? Check out Angel.com/theshift

ANGEL STUDIOS

Disclosure: The Shift has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its film as consideration for Angel Studios providing a monetary loan for paid media as well as assistance and expertise in the television/film production and advertising space while The Shift is trying to raise money to fund the production of the film. Once The Shift has completed its campaign to raise money, The Shift may be required to pay back the loan extended by Angel Studios. Furthermore, if Angel Studios exercises the option to distribute The Shift film, Angel Studios will share in the revenues generated by the film.

a film by BROCK HEASLEY

theSHIFT

New Team Member and LIVE Contest!



the **SHIFT** LIVESTREAM
3/31 6pm PDT

NEW TEAM MEMBER & LIVE CONTEST!

Livestream at 6:00pm PDT

WATCH ON FACEBOOK

The Shift is adding a SIGNIFICANT new member to the team! Who is it? You gotta tune in to find out. Plus, they have updates, they have news, and they have a special prize for one very special person, who will receive a reward…LIVE.

Recently, Brock and a small cast and crew filmed some INCREDIBLE test footage for the feature film. None of the footage has been released publicly, but ONE person during the livestream will get the chance to view it in full. How is this going to work? Could you be the one?

Only one way to find out. Join us March 31st at 6pm PDT to get your chance to catch an exclusive (VERY exclusive) glimpse of THE SHIFT!

Know anyone else interested in game-changing media like this? Share Angel.com/theshift

ANGEL
STUDIOS



a film by BROCK HEASLEY

theSHIFT

What's Next...



Livestream at 6:00pm PDT

WATCH ON FACEBOOK

As *The Shift* draws closer production, it's time for a — you guessed it — shift.

Tonight's livestream will shake things up a bit and you'll want to join us live for:

- the TAKEOVER of The Shift (and what it means moving forward)
- a chance to be one of *TWO WINNERS* of:
    - merch!
    - an early look at unreleased test footage!
    - a chance to join us LIVE on camera!
- the introduction of two new key players in The Shift
- live interaction with The Shift core group (YOU!)

Contest is only open during the livestream

WATCH ON YOUTUBE

Get on board at Angel.com/theshift

ANGEL
STUDIOS







a film by BROCK HEASLEY

theSHIFT

Full Test Footage Reveal + Surprises LIVE

the SHIFT
THE WAIT IS OVER
FULL TEST FOOTAGE REVEAL

Livestream at 5:00pm PDT

WATCH ON FACEBOOK

WATCH ON YOUTUBE

It's time for you to see what The Shift feature may look like as the test footage is finally revealed LIVE tonight, June 30. But that's not all: more surprises await, like maybe you joining the livestream on camera! Check out what people are saying about The Shift's lives…

"Glad I stopped by tonight!!!" - Rick M.
" Seriously great livestream!" - C. Veraiglio
" So glad I am here!" - Jane M.

Btw, The Shift's lives have some of the highest engagement of ALL the Angel Studios livestreams! Come see what makes this one-of-a-kind sci-fi feature film so popular with its fans! See you LIVE Thursday, June 30, 5pm PT, 6pm MT, 7pm CT, 8pm ET.

Get on board at Angel.com/theshift

ANGEL
STUDIOS

Disclosure: The Shift is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

The Shift has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its film as consideration for Angel Studios' providing a monetary loan as well as assistance and expertise in the television/film production and advertising space while The Shift is trying to raise money to fund the production of the series. The Shift may use a portion of the funds it raises to pay back the loan to Angel Studios and, if Angel Studios exercises the option to distribute The Shift film, Angel Studios will share in the revenues generated by the film.









ANGEL
STUDIOS

Live this week!

Join us in the Angel app or on YouTube or Facebook to see what's new at Angel Studios.

Tuttle Twins

LIVESTREAM
July 5th
5pm PT / 8pm ET

Tuesday, July 5 at 6pm MT

Join our Lemonade Stand Challenge and catch a sneak peek of Episode 10.

Set a Reminder

Truth & Conviction

LIVE
truth & conviction
Veteran Voices
ANGEL

Wednesday, July 6 at 6pm MT

Watch as Truth & Conviction creator, Matt Whitaker, interviews veterans of WWII from both sides of the conflict.

Set a Reminder

The Wingfeather Saga

CRAFTING A NEW WORLD
THE WINGFEATHER SAGA
with Special Guest
July 7th 2PM CDT
LIVE
ANGEL

Thursday, July 7 at 1pm MT

Learn how Lead Animator Ron Smith brings The Wingfeather Saga to life on the screen.

Set a Reminder

Missed last week's livestreams? Stream them here:

- Testament
- Truth & Conviction
- The Wingfeather Saga
- The Shift
- The German King

Tune in tonight, Wednesday, and Thursday!
Angel Studios

ANGEL
STUDIOS

Watch Here

The Shift has a new torch! Creator and Director Brock Heasley shot new footage so fans like you can get a sense of what the feature film will look and feel like.

"It's the biggest thing we've created since the short film." -Brock Heasley

With this new proof of concept, investors and viewers alike can see what Brock and his team intend for this incredible film. If you want to get a taste of the movie magic Brock is making, click below:



Love what you're seeing? Show your interest in investing if *The Shift* opens up to crowdfunding again here.

Express Interest

Enjoy the new torch,

Angel Studios

